UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square,

Regent’s Place,

London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒      Form 40-F

NOTICE OF OPTIONAL FULL REDEMPTION

TO HOLDERS OF

SANTANDER UK GROUP HOLDINGS PLC

4.796% Fixed Rate/Floating Rate Notes Due 2024

CUSIP No: 80281L AJ4; ISIN No: US80281LAJ44* (the “Notes”)

September 25, 2023

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE NOTES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE NOTES IN A TIMELY MANNER.

The Notes were issued pursuant to an amended and restated indenture dated as of April 18, 2017 between Santander UK Group Holdings plc, a public limited company incorporated and registered in England and Wales, as issuer (the “Issuer”) and Citibank, N.A., as trustee (the “Trustee,” as successor to Wells Fargo Bank, National Association pursuant to an agreement of resignation, appointment and acceptance dated March 4, 2021 among the Issuer, the Trustee and Wells Fargo Bank, National Association) (as amended and supplemented by a first supplemental indenture, dated as of November 3, 2017, and as further amended and supplemented by a third supplemental indenture dated as of November 15, 2018, the “Indenture”). Capitalized terms used and not defined herein have the meanings ascribed to them in the Indenture or, if not defined therein, the Notes.

NOTICE IS HEREBY GIVEN that, pursuant to Section 11.04 of the Indenture, the Issuer has elected to redeem and will redeem on November 15, 2023 (the “Redemption Date”) all of the remaining principal amount of the Notes outstanding at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding the Redemption Date (the “Redemption Price”).

Holders of the Notes will be paid the Redemption Price upon presentation and surrender of their Notes for redemption at the following address:

By mail or overnight courier: Citibank, N.A. 480 Washington Blvd, 30th Floor, Jersey City, NJ 07310 Attention: Citibank Agency & Trust - Santander UK Group Holdings PLC

Upon receipt of funds for such purpose from the Issuer, the Paying Agent shall, on the Redemption Date, pay, in immediately available funds, the Redemption Price of such Notes to the registered Holder of all Notes outstanding, Cede & Co., the nominee for The Depository Trust Company (“DTC”), in accordance with applicable DTC procedures.

On the Redemption Date, (i) the Redemption Price will become due and payable on the Notes, (ii) unless the Issuer defaults in making payment of the Redemption Price, interest on the Notes shall cease to accrue on and after the Redemption Date and (iii) the only remaining right of the holder with respect to the Notes will be to receive payment of the Redemption Price upon surrender of the Notes to the Paying Agent.

*No representation is made as to the correctness of the CUSIP or ISIN number either as printed on the Notes or as contained in this Notice of Redemption and the holder should rely only on the other identification numbers printed on the Notes. This CUSIP number has been assigned to this issue by Standard and Poor’s Corporation and is included solely for the convenience of the holders. Neither the Issuer, the Trustee nor the Paying Agent or any of their agents shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the bonds or as indicated in any redemption notice.

IMPORTANT TAX INFORMATION

EXISTING U.S. FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE (“IRS”) FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO A PENALTY OF $50.00 FOR FAILURE TO PROVIDE SUCH NUMBER.

Sincerely,

SANTANDER UK GROUP HOLDINGS PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

By:	/s/ Rebecca Nind
Name:	Rebecca Nind Title: Authorized Signatory

Date: September 25, 2023